UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
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                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


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The following are included in this report on Form 6-K:

                                                           Sequential
     Exhibit               Description                     Page Number
     -------               -----------                     -----------

       1.          Press release, dated April 13, 2005            3





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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: April 17, 2005                By: /s/ Dafna Gruber
                                       ---------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer




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                                            EXHIBIT 1

Contacts
Dafna Gruber, CFO                        Carmen Deville
+972 3 645 6252                          +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com            carmen.deville@alvarion.com
-------------------------            ---------------------------


                                                           FOR IMMEDIATE RELEASE


O2 IRELAND AND SIEMENS TRIAL ALVARION'S WiMAX-READY
PLATFORM IN GLEANN CHOLM CILLE, DONEGAL

Cellular Operator Uses BreezeMAX(TM) to Overcome Difficult Irish Terrain


Tel-Aviv, Israel, April 13, 2005- Alvarion Ltd., (NASDAQ: ALVR), the world's leading provider of wireless broadband solutions and supplier of specialized mobile systems, today announced that O2 plc, a leading mobile operator, and Siemens successfully completed a test of its BreezeMAX(TM) 3500, a WiMAX-ready solution. The system was used to provide broadband services to households and small businesses in Gleann Cholm Cille in Donegal, Ireland. The trial was conducted over the span of a four month period and concluded in early 2005.


"After trialing Alvarion's WiMAX-ready system, we found its technology interesting as a natural extension to the wireless LAN hotspots we have deployed across Ireland to date," said Orlagh Nevin, Head of Business Services for O2 Ireland. "O2's approach is to ensure that we keep up to date with new and emerging technologies and by conducting trials such as the WiMAX trial in Gleann Cholm Cille, we get real information and feedback. Having conducted trials on a number of technologies, the results from the trial in Gleann Cholm Cille showed that WiMAX was a viable solution for delivering broadband services to the rural areas of Ireland."


With this BreezeMAX trial, Gleann Cholm Cille in Donegal joined selected European locations as pioneers in experiencing first-hand the benefits of WiMAX's quality of service (QoS), wide coverage and next generation non-line-of-sight (NLOS) performance. The Gleann Cholm Cille valley was selected as the location due to its challenging terrain and substantial distance from the nearest high-capacity network. BreezeMAX systems are operational in other Western European countries, including France and Spain.


"BreezeMAX's non-line-of-sight capabilities facilitate almost universal accessibility to customers in a large base station area, making it an efficient and cost effective technology to roll out," commented Brendan Martin, Sales Manager of Siemens. "It is exciting to take a major role in the trials and eventual deployments of WiMAX technology across Europe."

BreezeMAX is a third-generation OFDM platform with advanced NLOS functionality and is designed for operators to offer broadband IP-based voice and data services. In addition, it enables carriers to evolve their networks to industry standard solutions with


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all the benefits of vendor interoperability. Its carrier-class design supports high QoS and broadband speeds to enable carriers to offer both data and toll-quality voice to thousands of subscribers in a single cell.

"As expected, responses have been positive regarding the technology, and especially optimistic about the business case and overall service provisioning," said Zvi Slonimsky, CEO of Alvarion. "Deployment of BreezeMAX systems for fixed broadband access today speaks well to Alvarion's clear roadmap and vision. There is no doubt that WiMAX is the future for providing broadband in many areas in Ireland and throughout the world."

About O2 plc
O2 plc has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland. All of these businesses are branded as 'O2'. The company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service. In addition, O2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively. For more information, visit http://www.o2.com.

About Siemens
Siemens Communications is one of the largest players in the global telecommunications industry. Siemens is the only provider in the market that offers its customers a full-range portfolio, from devices for end users to complex network infrastructures for enterprises and carriers as well as related services. Siemens Communications is the world's innovation leader in convergent technologies, products and services for wireless, fixed and enterprise networks. For more information, visit http://www.siemens.com/communications.


About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's

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management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.




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